

Alexco to Release First Quarter 2020 Results on May 13, 2020

April 30, 2020 - Alexco Resource Corp. (NYSE American/TSX: AXU) ("Alexco" or the "Company") today announced that it will release its first quarter 2020 financial results after market close on Wednesday, May 13, 2020. Alexco management will host an audio webcast conference call to review those results on Thursday, May 14, 2020 at 3:00 pm Eastern Time (Noon Pacific Time). To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-800-319-4610
Dial from outside Canada or the US:	1-604-638-5340
Confirmation Code#:	Ask to join the Alexco conference call
Live audio webcast:	http://services.choruscall.ca/links/alexco202000514.html

Participants should connect five to ten minutes before the call. The conference call will be recorded and an archived audio webcast will be available at www.alexcoresource.com shortly after the call.

About Alexco

Alexco is a Canadian primary silver company that owns the majority of the historic high-grade Keno Hill Silver District (the "District") in Canada's Yukon Territory. Alexco has a long history of expanding Keno Hill's mineral resources through successful exploration and is currently advancing a development plan for the District. In 2019, the Company published a positive pre-feasibility study that estimates production of 1.12 million tonnes of ore at an average rate of 430 tonnes per day at an average grade of 805 grams per tonne silver over an 8-year mine life from the Flame & Moth, Bermingham, Bellekeno and Lucky Queen deposits.

Contact

Clynton R. Nauman, Chairman and Chief Executive Officer
Kettina Cordero, Director of Investor Relations
Phone: (778) 945-6577
Email: info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning the Company's anticipated results and developments in the Company's operations in future periods, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the timing of activities and reports. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216
Vancouver, BC V7X 1M9
Canada